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                               TRADENAME AGREEMENT

      THIS AGREEMENT, made this 5 day of February 1988, between Lincoln National Corporation ("LNC") and Lincoln National Social Awareness Fund, Inc. (the "Fund").

                              W I T N E S S E T H:

      LNC, an Indiana corporation, holds diversified interests, primarily in insurance and related financial service companies. Various subsidiary and affiliated corporations organized or acquired by LNC use the words "Lincoln National" in their names and business, and these words when used by a company associated with LNC have a recognized business acceptance and identity throughout the United States and in foreign countries. The right to use the words "Lincoln National" as a part of the corporate name and business is an asset of LNC, and it is entitled to protect its valuable property right against improper use by others.

      Lincoln National Investment Management Company, a subsidiary of LNC, has agreed to act as investment adviser to the Fund. LNC believes that it is in its best interests to agree to make the words "Lincoln National" available for use by the Fund so long as the Fund has in effect an investment advisory contract with Lincoln National Investment Management Company.

      Accordingly, in consideration of the premises and for other good and valuable consideration, the parties hereto agree as follows:

1. The use of the words "Lincoln National" as a part of the corporate name and business of the Fund is subject to consent of LNC, which consent is hereby granted upon the conditions and terms set forth herein.

2. The Fund is authorized to use the words "Lincoln National" in its corporate name and business only while the Fund is a party to an investment advisory contract with Lincoln National Investment Management Company and for a period not exceeding 90 days following the termination of any such contract. In the event that the Fund ceases to be a party to an investment advisory contract with Lincoln National Investment Management Company, the Fund shall promptly take such steps as may be necessary to change its corporate name and business practices so as to eliminate the words "Lincoln National", or any name that, in the opinion of LNC is confusingly similar or indicates an affiliation with LNC or any of its subsidiaries and affiliates.

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3.    The use of the words "Lincoln National" by the Fund shall not prevent LNC or any of its subsidiaries or affiliates, or any of their respective successors or assigns, from using or permitting the use of the words "Lincoln National" alone or with any other word or words by or in connection with any other entity or business, whether or not the same directly or indirectly competes or conflicts with the Fund or its business in any manner.

      IN WITNESS WHEREOF, LNC and the Fund have caused this Agreement to be executed by their duly authorized officers upon the day aforesaid.

Attest:                                       LINCOLN NATIONAL CORPORATION


/s/ O. Douglas [illegible]                    By: /s/ Robert W. Crispin
--------------------------                        ----------------------------
                                                      Robert W. Crispin

Vice President                                        Executive Vice President
--------------------------                        ----------------------------
       (Title)                                             (Title)

Attest:                                       LINCOLN NATIONAL SOCIAL
                                              AWARENESS FUND, INC.


/s/ [illegible]                               By: /s/ Robert A. Nikels
--------------------------                        ----------------------------
                                                      Robert A. Nikels

Assistant Secretary                                      President
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      (Title)                                             (Title)